Exhibit 99.1

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2025	2024
Assets
Current assets:
Cash	$184,618	$194,113
Accounts receivable, net	102,078	80,587
Contract cost assets	159,247	138,740
Prepaid expenses and other current assets	1,208,106	1,246,256
Total current assets	1,654,049	1,659,696

Non-current assets:
Property and equipment, net	126,671	139,717
Operating lease right-of-use assets	871,955	991,796
Other non-current assets	-	243,040
Total non-current assets	998,626	1,374,553

TOTAL ASSETS	2,652,675	3,034,249

Liabilities
Current liabilities:
Current portion of long-term borrowings	65,952	59,887
Accounts payable	297,765	322,027
Deferred revenue	543,849	409,654
Amounts due to related parties	44,909	-
Accrued expenses and other liabilities	293,216	191,098
Operating lease liabilities, current	397,266	363,297
Total current liabilities	1,642,957	1,345,963

Non-current liabilities:
Amounts due to related parties, non-current	5,822,294	1,345,225
Long-term borrowings	69,326	95,624
Operating lease liabilities, non-current	474,690	628,499
Total non-current liabilities	6,366,310	2,069,348

TOTAL LIABILITIES	8,009,267	3,415,311

COMMITMENTS AND CONTINGENCIES (note 15)

Shareholders’ deficit
Class A Ordinary Shares (par value $0.00001 per share; 1,000,000,000 Class A ordinary shares authorized, 50,000,000 and 50,000,000 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) *	500	500
Class B Ordinary Shares (par value $0.00001 per share; 4,000,000,000 Class B ordinary shares authorized, 603,864,286 and 466,364,286 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) *	6,039	4,664
Additional paid-in capital	20,858,763	14,003,653
Accumulated deficit	(25,577,935)	(14,306,387)
Accumulated other comprehensive loss	(643,959)	(83,492)
Total shareholders’ deficit	(5,356,592)	(381,062)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,652,675	$3,034,249

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
Net revenue	$36,612	$378,839
Cost of revenue	(18,969)	(360,390)
Gross profit	17,643	18,449

Operating expenses:
Selling expenses	(380,898)	(264,326)
General and administrative expenses	(10,517,607)	(1,528,022)
Research and development expenses	(447,369)	(172,519)
Total operating expenses	(11,345,874)	(1,964,867)

Other (expenses)/income, net:
Financial expenses, net	(5,442)	(5,015)
Other income	62,125	24,406
Total other income, net	56,683	19,391

Loss before income tax expense	(11,271,548)	(1,927,027)
Income tax expenses	-	-
Net loss	(11,271,548)	(1,927,027)

Other comprehensive loss:
Foreign currency translation adjustment	(560,467)	(53,481)
Total comprehensive loss	(11,832,015)	(1,980,508)

Weighted average number of Ordinary Shares – basic and diluted*	621,289,700	501,964,286

Basic and diluted loss per ordinary share	(0.02)	(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	Shares*	Amount	capital	deficit	income/(loss)	equity/(deficit)
Balance as of December 31, 2023	50,000,000	$500	451,964,286	$4,520	8,426,684	$(6,183,545)	$184,491	2,432,650
Net loss	-	-	-	-	-	(1,927,027)	-	(1,927,027)
Foreign currency translation adjustments	-		-	-	-	-	(53,481)	(53,481)
Balance as of June 30, 2024	50,000,000	$500	451,964,286	$4,520	$8,426,684	$(8,110,572)	$131,010	$452,142

Balance as of December 31, 2024	50,000,000	$500	466,364,286	$4,664	$14,003,653	$(14,306,387)	$(83,492)	$(381,062)
Net loss	-	-	-	-	-	(11,271,548)	-	(11,271,548)
Non-employee share-based compensation expenses (Note 12)	-	-	137,500,000	1,375	6,855,110	-	-	6,856,485
Foreign currency translation adjustments	-	-	-	-	-	-	(560,467)	(560,467)
Balance as of June 30, 2025	50,000,000	$500	603,864,286	$6,039	$20,858,763	$(25,577,935)	$(643,959)	$(5,356,592)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(3,649,470)	$(2,282,403)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,925)	(627)
Net cash used in investing activities	(7,925)	(627)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	-	(990,572)
Repayments of long-term bank loans	(30,518)	(53,527)
Loans from related parties	4,237,928	1,461,977
Repayment of loans from related parties	(10,602)	(74,212)
Loan to related parties	-	(44,527)
Settlement of loan to related parties	-	244,770
Net cash provided by financing activities	4,196,808	543,909

Effect of exchange rate changes	(548,908)	(58,614)

Net decrease in cash	(9,495)	(1,797,735)
Cash, at beginning of the period	194,113	1,808,603
Cash, at end of the period	$184,618	$10,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$3,696	$7,057

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Non-employee share-based compensation (note 12)	$6,856,485	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Trident Digital Tech Holdings Ltd (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of business consulting service and IT customization solutions in the Republic of Singapore (the “Singapore”).

The Company was incorporated under the law of Cayman Islands as an exempted company with limited liability on June 12, 2023.

Quality Zone Technologies Pte. Ltd. (“QZT”), was incorporated on December 3, 2014 in Singapore. It is engaged in providing branding & marketing consulting service, IT customization development service and CRM product sale.

Trident Digital Tech Pte. Ltd. (“Trident”) was incorporated on May 10, 2022 in Singapore. It is mainly engaged in e-commerce service.

Trident Digital Tech (DRC) Africa Sas (“Trident DRC”) was incorporated on May 27, 2025 in Kinshasa, DRC. It is a simplified joint-stock company providing digital-identity solutions, biometric identification, secure data-management services and electronic verification systems. As of June 30, 2025, Trident DRC has no substantial operations.

Initial Public Offering

On September 11, 2024, the Group closed the initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS, representing 14,400,000 Class B ordinary shares for a total offering size of US$9.0 million. The net proceeds raised from the initial public offering were approximately US$5.6 million. Trident’s ADSs began trading on the Nasdaq Capital Market on September 10, 2024, under the symbol “TDTH.”

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”), which involved in following steps:

On July 3, 2023, the Company acquired 100% of the equity interests in QZT from its original shareholder;

On July 4, 2023, QZT acquired 100% of the equity interests in Trident from its original shareholder;

Effective on July 4, 2023, the Company became the ultimate holding company of QZT and Trident, which were all controlled by the same shareholder before and after the Reorganization.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the registration statements for the fiscal years ended December 31, 2024 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include, but not limited to, the allowance for receivable, the recoverability of long-lived assets and accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Credit losses

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Group’s accounts receivable, amounts due from related parties, and deposits, other receivables which are included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit losses are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(d)	Accounts receivable, net

Accounts receivable, net is stated at the original amount less an allowance for doubtful receivable. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Allowance for doubtful receivables were $18,913 and $10,265 as of June 30,2025 and December 31,2024, respectively.

(e)	Non-employee share-based compensation

The Group accounts for share-based compensation granted to non-employees in accordance with ASC 718, Compensation—Stock Compensation, as amended by ASU 2018-07. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are measured at fair value on the grant date, which is generally based on the closing market price of the Company’s common stock on that date. The grant-date fair value is recognized as expense over the requisite service period of two-years on a straight-line basis.

For awards that are fully vested and non-forfeitable at the grant date but relate to services to be provided in future periods, the grant-date fair value is recorded as a prepaid expense within prepaid expenses and other current assets, and other non-current assets and amortized to expense over the period in which the services are performed.

(f)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of ASC606 allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group derives its revenues principally from providing business consulting service and IT customization service.

Revenue recognition policies for each type of revenue stream are as follows:

Business consulting

The Group provides a wide range of business consulting services to customers of various industries, from business strategy advisory, to design of business workflows and processes, brand and reputation, as well as digital marketing in achieving organization objectives such as enhancing cost efficiency, productivity and customer experience etc.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group provides a series of business consulting services which is interrelated as one promise to support the customers to achieve brand strategy and marketing strategy development. No variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the legal title and control of the service has been transferred, being when the project solution is delivered, and accepted by the customer, there is no unfulfilled obligation that could affect the customers’ acceptance of the products and services, and it is highly probable that a significant reversal will not occur. There is no significant returns, refund and other similar obligations during each reporting period.

IT customization

The Group offers IT customization services in providing customer comprising tailored made IT solutions or the packaged software solutions in meeting the customer’s objectives. It covers end-to-end solutions including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance as well as maintenance support services.

IT consulting

The Group provides a series of IT consulting service which is interrelated as one promise to develop customized software solutions.

The contract payment is made by the customers as agreed in the contract, and no variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the customized software solution is successfully completed, delivered and accepted by customers. There is no significant returns, refund and other similar obligations during each reporting period.

Management software

The Group offers a range of management software solutions to customers via an annual subscription-based model, support services are generally included in the subscription. The Group also provides initial setup and training services to customers before their software subscription. The Group has identified that the nature of one overall promise to customers as the provision of a software solution comprising the one-year subscription of software in a cloud-based infrastructure hosted by the Group, well set-up and implemented with a session of training, which is needed to allow the customer to access the software functionality, and has accounted for the promise as one combined performance obligation.

The customer simultaneously received and consumed the benefits provided by the Group during the contract period. Thus, revenue from management software is recognized over time on a ratable basis over one year, starting from the date that the software is made available to the customers.

The contract payment is made by the customers in advance, and not subject to any variable consideration, refund, cancellation or termination provision. No significant financing component, noncash payment identified in the arrangements with customers.

Others

The Group also generates revenue from selling event tickets on behalf of merchants in its own platform. The Group identifies one performance obligation in this business, which is to transfer control of an event ticket on behalf of merchants to a ticker buyer once an order has been confirmed. Payment from the ticket buyers is typically due upon order confirmation or delivery of the tickets.

The Group acts as an agent and recognizes revenue on a net basis at a point in time when the delivery of the ticket is in place, as the Group is not responsible for transferring the ticket service to the customer, and the Group does not bear any inventory risk.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

The following tables illustrates the disaggregation of revenue by revenue stream for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
Business consulting service	$-	$111,318
IT customization	22,106	265,649
(i) IT consulting	17,096	-
(ii) Management software	5,010	265,649
Others	14,506	1,872
Total revenues	$36,612	$378,839

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
Timing of revenue recognition
At a point in time	$31,602	$113,190
Over time	5,010	265,649
Total	$36,612	$378,839

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. The Group recognized incremental commission costs of obtaining management software contracts with customers and incurred costs to fulfill service contract before service is provided to a customer as contract asset and amortized to cost in a pattern that matches the timing of the revenue recognition of the related contract. The Group’s contract assets were $159,247 and $138,740 as of June 30, 2025 and December 31, 2024, respectively. The cost recognized for the six months ended June 30, 2025 and for the year ended December 31, 2024 that was included in the contract asset balance at the beginning of the period were $848 and $310,271, respectively.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. The Group’s deferred revenue was $543,849 and $409,654 as of June 30, 2025 and December 31, 2024, respectively. The revenue recognized for the six months ended June 30, 2025 and for the year ended December 31, 2024 that was included in the contract liability balance at the beginning of the period were $689 and $331,204, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Other than accounts receivable and deferred revenue, the Group had no other material contract assets or contract liabilities recorded on its unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of June 30, 2025 and December 31, 2024. Thus, management decided to record all of the valuation allowance. Valuation allowance amounted to $3,244,738 and $2,297,022 as of June 30, 2025 and December 31, 2024, respectively. While the Group consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for six months ended June 30, 2025 and 2024, respectively. The Group will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Foreign currency transactions and translations

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Group is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Group’s subsidiaries in Singapore conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (“SGD”), as their functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in equity (deficit). Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of June 30,	As of December 31,
	2025	2024
Balance sheet items, except for equity accounts	1.2719	1.3662

	For the six months ended June 30,
	2025	2024
Items in the statements of operations and comprehensive loss, and statements of cash flow	1.3237	1.3475

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed Consolidated Financial Statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

3.	LIQUIDITY AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued. The Group incurred net loss of $11,271,548 and $1,927,027 for the six months ended June 30, 2025 and 2024, respectively. Net cash used in operating activities were $3,649,470 and $2,282,403 for the six months ended June 30, 2025 and 2024, respectively. Accumulated deficits were $25,577,935 and $14,306,387 as of June 30, 2025 and December 31, 2024, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2025, the Group had cash of $184,618 and positive working capital of $11,092. The Group intends to pursue private financing of debt or equity. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

Considering the current financial factors raise doubt about the Group’s ability to continue as a going concern, management has made mitigation plan to alleviate liquidity pressure, including:

i)	On August 22, 2025, Mr. Soon Huat Lim, the ultimate controller of the Group, provided a financial support letter to the Group, pursuant to which up to SGD 8.0 million cash can be further provided to meet the Group’s other liabilities and commitments as they become due for at least twelve months from the issuance of this letter, to support the Group’s normal operation. If needed, Mr. Soon Huat Lim will sell or pledge the direct and indirect shares on the Company to provide such financial support when necessary.

ii)	The Group would make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources.

iii)

The Group is pursuing private financing of debt or equity and developing new business in 2025, which the Group believes will generate sufficient profit and cash to support the Group’s operation. In September 2025, the Group received US$2,374,566 in net proceeds and issued 18,575,714 ADSs to purchasers through a private investment in public equity (PIPE) transaction (as referred in Note 16). The Group believes the private financing and the new business may help to alleviate liquidity pressure.

The Group believes the financial support from the ultimate controller of the Group, private financing and the new business may help to alleviate liquidity pressure.

Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
Accounts receivable	$120,991	$90,852
Allowance for expected credit loss	(18,913)	(10,265)
Accounts receivable, net	$102,078	$80,587

The Group recorded $10,359 and nil bad debt expense for the six months ended June 30, 2025 and 2024, respectively.

The movement of the allowance for expected credit loss is as follows:

	For the six months Ended June 30,	For the years ended December 31,
	2025	2024
Balance as of the beginning of the period / year	$(10,265)	$(7,299)
Expected credit loss provision	(10,359)	(3,288)
Exchange difference	1,711	322
Balance as of the end of the period / year	$(18,913)	$(10,265)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
Prepayments to suppliers	$1,145,460	$1,168,922
Deposits	76,786	72,716
Tax prepayment	59,188	72,886
Other receivables	5,295	4,928
Subtotal	1,286,729	1,319,452
Allowance for doubtful accounts	(78,623)	(73,196)
Total prepaid expenses and other current assets	$1,208,106	$1,246,256

The Group did not record any bad debt expense for the six months ended June 30, 2025 and 2024.

The movement of the allowance for doubtful accounts is as follows:

	For the six months Ended June 30,	For the years ended December 31,
	2025	2024
Balance as of the beginning of the period / year	$(73,196)	$-
Provision for doubtful accounts	-	(74,833)
Exchange difference	(5,427)	1,637
Balance as of the end of the period / year	$(78,623)	$(73,196)

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
Office and electric equipment	$141,550	$124,526
Leasehold improvement	129,573	120,629
Vehicle	23,280	21,673
Subtotal	294,403	266,828
Less: accumulated depreciation and amortization	(167,732)	(127,111)
Property and equipment, net	$126,671	$139,717

Depreciation and amortization expense were $30,412 and $29,776 for the six months ended June 30, 2025 and 2024, respectively.

The Group did not record any impairment charge for the six months ended June 30, 2025 and 2024.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
Other payables (1)	$186,966	$90,080
Payroll payable	106,250	101,018
Total accrued expenses and other current liabilities	$293,216	$191,098

(1)	The balance mainly consisted of reimbursement payables to employees and service fee payables to third party suppliers.

8.	LEASES

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the six months ended June 30,
	2025	2024
Operating leases cost	$202,730	$230,495
Total	$202,730	$230,495

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

8.	LEASES (cont.)

Supplemental cash flows information related to leases was as follows:

	For the six months ended June 30,
	2025	2024
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$185,800	$280,738

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

As of June 30, 2025 and December 31,2024, the weighted average remaining lease term was 2.16 years and 2.65 years and, respectively, and the weighted average discount rate was 3.6% and 3.6% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of June 30, 2025:

Lease Payments
For the remaining period of 2025	210,993
2026	421,986
2027	274,248
Total lease payments	907,227
Less: imputed interest	35,271
Total	871,956
Less: current portion	397,266
Non-current portion	$474,690

9.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Trident Digital Tech Pte. Ltd. and Quality Zone Technologies Pte. Ltd. are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

The income tax provision consisted of the following components:

For the six months ended June 30,
	2025	2024
Current income tax expense	$-	$-
Deferred income tax expense	-	-
Total income tax expense	$-	$-

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

9.	TAXATION (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the SG, mainland statutory rate is as follows:

	For the six months ended June 30,
	2025	2024
Loss before income taxes	$(11,271,548)	$(1,927,027)
Income tax expenses computed at statutory EIT rate	(1,916,163)	(327,595)
Reconciling items:
Non-deductible expenses	1,169,195	15,722
Change in valuation allowance	746,968	311,873
Income tax expenses	$-	$-
Effective tax rates	0.0%	0.0%

As of June 30, 2025 and December 31, 2024, the significant components of the deferred tax assets are summarized below:

	As of June 30,	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	$3,180,983	$2,145,813
Operating lease liabilities	148,232	168,605
Deferred revenue	71,990	50,590
Bad debt provision	16,581	14,188
Property and equipment, net	2,851	2,074
Other accruals	-	107,980
Deferred tax assets, gross	3,420,637	2,489,250
Valuation allowance	(3,244,738)	(2,297,022)
Deferred tax assets, net of valuation allowance	175,899	192,228

Deferred tax liabilities:
Operating lease right-of-use assets	(148,232)	(168,605)
Contract cost assets	(27,072)	(23,586)
Property and equipment, net	(595)	(37)
Deferred tax liabilities	(175,899)	(192,228)

Net deferred tax assets	$-	$-

The roll forward of valuation allowances of deferred tax assets were as follows:

	As of June 30,	As of December 31,
	2025	2024
Balance as of beginning of period / year	$2,297,022	$929,574
Additions of valuation allowance	746,968	1,430,665
Foreign currency translation adjustments	200,748	(63,217)
Balance as of end of period / year	$3,244,738	$2,297,022

TRIDENT DIGITAL TECH HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

9.	TAXATION (cont.)

As of June 30, 2025, the Company has net operating loss carried forward of $18,711,663. This net operating loss can be carried forward indefinitely.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur interest and penalties tax for six months ended June 30, 2025 and 2024. As of June 30, 2025, the tax years ended December 31, 2019 to 2025 for the Group’s Singapore subsidiaries remain open for statutory examination by any applicable tax authorities.

10.	BORROWINGS

As of June 30, 2025 and December 31, 2024, summary of the borrowings is as following:

					As of June 30,		As of December 31,
					2025		2024
Bank and other financial institution	Annual interest rate	Start	Maturity	Principal	Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
				USD	USD	USD	USD	USD
Maybank Singapore Limited	5.00%	July 2022	July 2027	314,490	69,326	65,952	95,624	59,887

Interest expenses were $3,696 and $7,057 for six months ended June 30, 2025 and 2024, respectively. The borrowings above are guaranteed by the Group’s shareholder, Poh Kiong Tan.

Debt Maturities

The contractual maturities of the Group’s borrowings as of June 30, 2025 were as follows:

Amount
USD
Within 1 year	65,952
1 – 2 years	69,326
Total	135,278

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

11.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Soon Huat Lim	Founder, Chairman of Board of Directors, Chief Executive Officer
b	Poh Kiong Tan	Chief Technology Officer and Director
c	Trident Consultancy Pte. Ltd.	100% equity interests owned by Soon Huat Lim
d	Trident Foodtech Pte. Ltd.	100% equity interests owned by Soon Huat Lim
e	Apollo Entertainment Media Pte. Ltd.	30% equity interests owned by Soon Huat Lim
f	Cong Ty Tnhh Trident Digital Tech	100% equity interests owned by Poh Kiong Tan

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2025	2024
Cong Ty Tnhh Trident Digital Tech (1)	$44,909	$-
	$44,909	$-

Amounts due to related parties, non-current

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2025	2024
Soon Huat Lim (2)	5,695,401	1,213,612
Poh Kiong Tan (3)	126,893	90,495
Cong Ty Tnhh Trident Digital Tech (1)	$-	$41,118
	$5,822,294	$1,345,225

(1)	The balance represented service payable to this related party, and the maturity date was June 30, 2026.
(2)	The balance represented loan from this related party for the Group’s daily operation at nil interest rate and a maturity date of December 31, 2026.
(3)	The balance represented loan from this related party for the Group’s daily operation at nil interest, and expense paid on behalf of the Group, with a maturity date of December 31, 2026.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

11.	RELATED PARTY TRANSACTIONS (cont.)

Related parties transactions

	For the six months ended June 30,
	2025	2024
Nature:
Poh Kiong Tan
Loan from related parties	$22,663		$44,527
Repayment of loan from related party	6,043		29,685

Soon Huat Lim
Loan from related party	$4,215,265		$1,417,450
Repayment of loan from related party	4,559		44,527
Settlement of loan to related party	-		244,770
Settlement of expenses paid on behalf of the Group	-		16,089

Apollo Entertainment Media Pte. Ltd.
Consumption of tickets and hot chocolate	$-		$2,846

Trident Foodtech Pte. Ltd.
Rental expense paid to related party	$-		$22,264

Cong Ty Tnhh Trident Digital Tech
Research and development services provided to the Company	$200,055	$
Maintenance services provided to the Company	66,012		-

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

12.	NON-EMPLOYEE SHARE-BASED COMPENSATION

On December 31, 2024, the Company’s extraordinary general meeting passed an ordinary resolution that the number of shares available for awards under the Company’s Amended and Restated 2023 Equity Incentive Plan be increased from 55,000,000 to 137,500,000.

On January 1, 2025, the Company entered into consulting agreements with five external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, operational and logistics management, implementation and maintenance of International Organization for Standardization (“ISO”), data protection, and general business consulting, with a 24-month service term. Pursuant to the service agreement, the Group was required to issue 99,000,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be US$27,348,750 based on the Company’s ADS market price on January 2, 2025. The Company issued 99,000,000 Class B Ordinary Shares on January 2, 2025.

On May 27, 2025, the Company entered into consulting agreements with two external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, safety regulations and recommendation of protective equipment on company/business events, incident management, and general business consulting, with a 24-month service term or 12-month service term. Pursuant to the service agreement, the Group was required to issue 38,500,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be US$1,361,938 based on the Company’s ADS market price on May 27, 2025. The Company issued 38,500,000 Class B Ordinary Shares on May 27, 2025.

Pursuant to ASC 718, the aggregate 137,500,000 Class B ordinary shares granted as consulting compensation represent equity-settled share-based payments to non-employees. The Company will measure the fair value of the shares on the grant date and recognize this amount as consulting expenses ratably over the 24-month or 12-month service period.

Share-based compensation expenses of US$6,856,485 were recognized for the six months ended June 30, 2025, all of which were allocated to general and administrative expenses. As of June 30, 2025, the unrecognized compensation expenses was US$21,854,203.

13.	ORDINARY SHARES

The Company was established as an exempted company under the laws of Cayman Islands on June 12, 2023. The authorized number of Ordinary Shares was 5,000,000,000 with par value of $0.00001 per share, of which, 1,000,000,000 are designated as Class A Ordinary Shares and 4,000,000,000 are designated as Class B Ordinary Shares. The Company issued 653,864,286 and 516,364,286 shares to the shareholders at par value $0.00001 per share, among which, 50,000,000 and 50,000,000 Class A ordinary shares, 603,864,286 and 466,364,286 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively. For the 410,205,000 shares issued before reorganization, the Company has retroactively restated those shares and per share data for all periods presented.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to sixty votes per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to one vote per one Class B Ordinary Share. Each Class A Ordinary Share shall be convertible into one fully paid and non-assessable Class B Ordinary Share at the option of the Class A Holder at any time upon written notice to the transfer agent of the Company. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	ORDINARY SHARES (cont.)

On October 31 and November 1, 2022, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Soon Tai Lee, a third-party investor. Pursuant to the agreements, the Company issued 45,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $3,000,000 cash consideration and Soon Huat Lim sold his 30,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $2,000,000 cash consideration. The Group collected the consideration on January 26, 2023.

On May 4 and May 5, 2023, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Yat Hong Lo, a third-party investor. Pursuant to the agreements, the Company issued 20,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $4,000,000 cash consideration and Soon Huat Lim sold his 5,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $1,000,000 cash consideration. The Group collected all the consideration on June 8, 2023.

On September 29, 2023, the Group entered into a share subscription agreement with Broad Fund Management Limited, a third-party investor. Pursuant to the agreement, the Company issued 892,857 Class B Ordinary Shares of the Company to Broad Fund Management Limited in exchange of $500,000 cash consideration. The Group collected all the consideration on October 6, 2023.

On September 29, 2023, the Group and Soon Huat Lim entered into a share subscription and purchase agreement with Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune, respectively, who are third-party investors. Pursuant to the agreement, the Company issued 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration, respectively; and Soon Huat Lim sold his 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration. The Group collected all the consideration before December 21, 2023.

After the above transactions, Soon Tai Lee, Yat Hong Lo, Choon How Liew, Broad Fund Management Limited, Vijai Dharamdas Parwani, and Wong Yee Fune became shareholders of the Group, and Soon Huat Lim still remain as ultimate controller of the Group.

On September 11, 2024, the Group completed its initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS, representing 14,400,000 Class B ordinary share for a total offering size of US$9.0 million. The net proceeds raised from the initial public offering were approximately US$5.6 million.

On January 2, 2025, and May 27, 2025, the Company entered into consulting agreements with several external consultants, who will provide services including capital market strategy guidance, financing advisory, and general business consulting over a 12- or 24-month period. As compensation, the Company granted and issued an aggregate of 137,500,000 Class B ordinary shares to the consultants. Details of the share-based compensation refer to Note 12

As of June 30, 2025, 50,000,000 Class A ordinary shares had been issued and outstanding, and 603,864,286 Class B ordinary shares had been issued and outstanding.

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

14.	CONCENTRATION

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2025	2024
Percentage of the Group’s total revenue
Customer A	47%	*
Customer B	39%	*
Customer C	*	29%
Total	86%	29%

*	Represent percentage less than 10%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of June 30,	As of December 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer D	100%	100%
Total	100%	100%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase.

	For the six months ended June 30,
	2025	2024
Percentage of the Group’s total purchase
Supplier A	25%	*
Supplier B	*	96%
Total	25%	96%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable.

	As of June 30,	As of December 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier C	40%	20%
Supplier B	32%	30%
Supplier D	*	15%
Supplier E	*	14%
Total	73%	79%

*	Represent percentage less than 10%

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

15.	COMMITMENTS AND CONTINGENCIES

Commitments

The current portion of bank loans outstanding as of June 30, 2025 and December 31, 2024 carried a weighted average interest rate of approximately 5.00% and 5.00% per annum, respectively.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these unaudited condensed consolidated financial statements.

16.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 23, 2025, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.

On August 7, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, issuing two convertible promissory notes totaling US$2.18 million in principal (net proceeds US$2.0 million) and 14,295,000 Class B ordinary shares for nominal consideration. The notes mature in 12 months, bear interest at 8% per annum (18% upon default), and are convertible into ADSs at a discount to market, subject to a floor price. Proceeds are intended for general corporate purposes. On August 12, 2025, the Company received the principal of the first note, amounting to US$1,000,000.

On August 18, 2025, the Company entered into a definitive sales and purchase agreement (the “SPA”) to acquire a 30% equity stake in Tongxin Innovation Limited (“Tongxin”), operator of the innovative ToMe Web 3.0 e-commerce platform on Telegram. The proposed transaction, valued at approximately US$3 million, will be completed through the issuance of the Company’s ADSs in the form of Class B ordinary shares of Trident to Tongxin’s shareholders, and implies a total valuation of approximately US$10 million for Tongxin. The strategic investment represents a significant expansion of Trident’s Web 3.0 ecosystem and demonstrates the company’s commitment to pioneering blockchain-enabled e-commerce solutions.

On August 22, 2025, Mr. Soon Huat Lim, the ultimate controller of the Group, provided a financial support letter to the Group, pursuant to which up to SGD 8.0 million cash can be further provided to meet the Group’s other liabilities and commitments as they become due for at least twelve months from the issuance of this letter, to support the Group’s normal operation. If needed, Mr. Soon Huat Lim will sell or pledge the direct and indirect shares on the Company to provide such financial support when necessary.

On September 8, 2025, the Company entered into a private investment in public equity (PIPE) transaction pursuant to a Securities Purchase Agreement with five designated purchasers (the "Purchasers"). Pursuant to the PIPE transaction, the Company issued an aggregate of 18,575,714 ADSs to the Purchasers, with each ADS representing 8 Class B Ordinary Shares of the Company, totaling 148,605,714 Class B Ordinary Shares. The gross proceeds of US$2,600,600 and the Company received proceeds (net of issuance cost) of US$2,374,566.